EXHIBIT 13

   PAUL  DUGGAN
   53 W. JACKSON BLVD-SUITE 400
   CHICAGO, ILLINOIS   60604
   (312) 294-6440
   (312) 294-6449 FAX


   August 18, 1998

   Damen Financial Corporation
   200 West Higgins Road
   Schaumburg, Illinois 60195-3788
   Attn: Janine M. Poronsky, Secretary

        Re:  Stockholders Proposal

   Dear Ms. Poronsky:

             I am the record owner of 400 shares and the beneficial owner of 362,400 shares of the common stock, par value $.01 per share (the "Common Stock") of Damen Financial Corporation (the "Company"). My address of record, as it appears on the Company's books, is 53 West Jackson Boulevard, Chicago, Illinois 60604. As shown by the attached Schedule 13D (including amendments), I have continuously held at least $2,000 in market value of the Common Stock for more than one year, as of the date of this letter. I intend to continue ownership of at least $2,000 in market value of the Common Stock through the date of the Company's 1999 annual meeting.

             I hereby give notice of my intent to introduce the attached stockholders resolution (the "Proposal") at the 1999 annual meeting of stockholders of the Company pursuant to Article I, Section 6(b) of the Company's By-laws. I have no material interest in the Proposal aside from my interest as a stockholder in the Company. I request, pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, that the Proposal and the accompanying Supporting Statement be included in the Company's proxy materials and identified in the Company's form of proxy for the 1999 annual meeting.

             Please do not hesitate to call should you have any questions.

                                 Very truly yours,
                                 /s/ Paul Duggan
                                 Paul Duggan

                                   RESOLUTION

             RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through a sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by (i) retaining a leading qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company by sale or merger and
   (ii) establishing a committee of the Board of Directors consisting of all directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

                              SUPPORTING STATEMENT

        This Resolution and Supporting Statement were written with facts available to this writer (Paul Duggan) as of August 18, 1998. Results of the company's fiscal year will not be available until December of 1998. A similar proposal was on last year's ballot and failed to carry by a narrow margin.

        Damen went public in October of 1995. On its first day of trading, I paid $12.00 for Damen stock. In the 34 months since that point, Damen's stock has risen to $15.25 per share (current bid). This represents a 27% increase in the price of Damen stock. During the same time frame, the value of the Dow Jones Industrial Average has grown at the rate of 76.64% and the NASDAQ Bank Index has grown 97.21%. The stock of Damen has underperformed its peer group, ignoring the dividends that have been paid by Damen (as does the performance of all the Dow Jones Industrial Average and NASDAQ Bank Index quoted).

        I believe there are a number of reasons for the miserable performance
   of Damen stock;   failure to properly carry out a stock buy-back program,
   mismanagement of a dividend program, mismanagement of excess capital and failure to pay special dividends. I also feel that the Corporation may have suffered from poor legal advice from its outside counsel.

        Ultimately, the blame must fall on management. Management has chosen its financial advisors and lawyers. Management should explore other alternatives including the marketing of the company for the sale, the sale of specific branches or the payment of a large dividend. Since Management was given a warning by its shareholders last year, the stock has gone down.

        Management bragged that the stock price increased to $15.75 during the 1997 fiscal year. The stock price is down in the ensuing period of time. It is time to do something different. A No vote is a vote for management and mediocre performance. A Yes vote for the shareholder proposal is a vote to move forward and a vote for change. I urge you to consider voting Yes for the proposal.

                                    VOTE YES